Exhibit (a)(1)(x)

ICON MERGER SUB, INC. EXTENDS EXPIRATION DATE

OF OFFER TO PURCHASE ALL OUTSTANDING SHARES OF

CLASS A AND CLASS B COMMON STOCK OF PLAYBOY ENTERPRISES, INC.

Los Angeles, February 23, 2011 – Icon Acquisition Holdings, L.P. (“Purchaser”) today announced that its wholly owned subsidiary, Icon Merger Sub, Inc. (“Sub”), has extended the expiration date of its offer to purchase for cash all of the outstanding shares of Class A common stock (NYSE: PLA.A) and Class B common stock (NYSE: PLA) of Playboy Enterprises, Inc., a Delaware corporation (“Playboy”), at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes. The offer is now scheduled to expire at 5:00 p.m., Eastern time, on March 3, 2011, unless further extended. The offer was previously scheduled to expire at 5:00 p.m., Eastern time, on February 22, 2011. All other terms and conditions of the offer remain unchanged.

On January 24, 2011, Sub commenced the offer in accordance with the agreement and plan of merger (the “Merger Agreement”) entered into on January 9, 2011, by and among Purchaser, Sub and Playboy. The offer is being extended because the Merger Agreement requires the offer to be extended if at a date which otherwise would have been the expiration date of the offer, the 21 business day marketing period for the debt financing has not ended or been waived by the lender on the last business day prior to such date. The marketing period expires March 8, 2011, and Purchaser currently expects a waiver from the lender on March 2, 2011 that waives the balance of the marketing period, although Purchaser can offer no assurance it will receive such waiver.

Based on information provided by the depositary for the offer, as of February 22, 2011, a total of 18,472,465 shares of Playboy’s common stock (Class A and Class B combined) have been tendered and not withdrawn. This represents approximately 83% of the “minority” shares not beneficially owned by Messrs. Hefner and Flanders or other members of the Purchaser Group (as defined below). It is a non-waivable condition of the offer, referred to as the minimum tender condition, that at the expiration of the offer (as it may be extended) more than 50% of the “minority” shares are tendered and not withdrawn. Accordingly, assuming the offer expired on February 22, 2011, the minimum tender condition would have been satisfied.

The depositary reported the following numbers of shares of each class had been tendered and not withdrawn as of February 22, 2011: 1,307,082 shares of Playboy’s Class A common stock, representing approximately 27% of such class, and a total of 17,165,383 shares of Playboy’s Class B common stock, representing approximately 59% of such class, including 6,796 shares of Playboy’s Class A common stock and 565,732 shares of Playboy’s Class B common stock tendered by guaranteed delivery. Mr. Hugh M. Hefner, Playboy’s editor-in-chief, chief creative officer and founder, has agreed not to tender Playboy shares held by trusts he controls, and Mr. Scott N. Flanders, Playboy’s chief executive officer and a director of Playboy, has agreed not to tender Playboy shares held by him. Mr. Hefner’s trusts own 3,381,836 shares of Playboy’s Class A common stock, representing approximately 69.5% of such class, and 7,935,596 shares of Playboy’s Class B common stock, representing approximately 27.5% of such class. Mr. Flanders owns 43,825 shares of Playboy’s Class B common stock. The offer is subject to an additional condition, referred to as the threshold condition, that there be validly tendered and not withdrawn prior to the expiration date (as it may be extended) such number of shares of Playboy’s Class A common stock that, together with any other shares of such class beneficially owned by one or more members of the Purchaser Group, constitutes at least 90% of the outstanding shares of Playboy’s Class A common stock on the expiration date, after giving effect to any top-up option shares. Assuming the offer expired on February 22, 2011, the threshold condition would have been satisfied without the need for exercise of the top-up option.

Stockholders who have already tendered their Playboy shares do not have to re-tender their Playboy shares or take any other action as a result of the extension of the offer.

The “Purchaser Group” refers to Purchaser, Sub, Mr. Hefner, certain trusts controlled by Mr. Hefner, Mr. Flanders and the respective affiliates of each of the foregoing.

The depositary for the offer is American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, New York 10272-2042. The information agent for the offer is MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016.

About Rizvi Traverse

Rizvi Traverse is a private investment firm with offices in New York, Los Angeles and Birmingham, MI. Rizvi Traverse partners with management teams to invest in market leading companies across a range of industries. Rizvi Traverse currently has significant investments in the media and entertainment sector. For more information visit www.rizvitraverse.com.

Notice to Investors

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offer to buy all of the outstanding shares of Class A common stock and Class B common stock of Playboy is being made pursuant to a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3, containing an offer to purchase, form of letters of transmittal and related tender offer documents, that was filed by Sub with the Securities and Exchange Commission (the “SEC”) on January 24, 2011, as amended. In addition, Playboy filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the offer on January 24, 2011, as amended. These documents, as they may be amended or supplemented from time to time, contain important information that should be read carefully and considered before any decision is made with respect to the offer.

The combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and related materials may be obtained at no charge by directing a request by mail to the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free (800) 322-2885, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the offer may be directed to MacKenzie Partners, Inc. at the mailing address or telephone number provided above.

Forward Looking Statements The statement in this press release regarding the possible waiver by the lender of the marketing period for the debt financing is a forward-looking statement and is based on Purchaser’s current expectations, although Purchaser can offer no assurance it will receive such waiver.

Media Inquiries:

Cindy Leggett-Flynn/Justin Dini

Brunswick Group

Phone: 212-333-3810

E-mail: Rizvi@brunswickgroup.com